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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 FORM 8-A/A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                              AMENDMENT NO. 1

            SOUTHERN NEW ENGLAND TELECOMMUNICATIONS CORPORATION
           (Exact name of registrant as specified in its charter)


            CONNECTICUT                              06-1157778
       (State of incorporation                      (IRS Employer
          or organization)                       Identification No.)


             227 Church Street                       06510
              New Haven, CT                         (Zip Code)
 (address of principal executive offices)


Securities to be registered pursuant to Section 12(b) of the Act:

                                            Name of exchange on
         Title of each Class              which each class is to
         to be so registered                  be registered

   Preference Share Purchase Rights       New York Stock Exchange
                                          Pacific Stock Exchange

          If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

          If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.[ ]

          Securities Act registration statement file number to which this form relates:

          ...............(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
                              (Title of Class)


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                                                                          2

          The Form 8-A dated December 13, 1996 of Southern New England Telecommunications Corporation is hereby amended in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          On December 11, 1996, the Board of Directors of Southern New England Telecommunications Corporation (the "Company") declared a dividend of one preference share purchase right (a "Right") for each outstanding share of common stock, par value $1.00 per share (the "Common Shares"), of the Company. The dividend was payable on January 27, 1997 (the "Record Date") to the shareholders of record on that date.

          Upon the earlier of (i) the expiration of rights issued pursuant to the Rights Agreement dated as of February 11, 1987 between the Company and State Street Bank and Trust Company (the "Prior Rights Agreement") or
(ii) the redemption of the rights as provided in the Prior Rights Agreement (the earlier of such dates referred to as the "Effective Date"), each Right shall entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preference Stock, par value $1.00 per share (the "Preference Shares"), of the Company at a price of $180 (the "Purchase Price"), subject to adjustment. The Rights are described in a Rights Agreement dated December 11, 1996 as amended by the Amendment to the Rights Agreement dated January 4, 1998 (the "Rights Agreement") between the Company and State Street Bank and Trust Company as Rights Agent (the "Rights Agent").

          Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding Common Shares or (ii) the date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights (as defined in the Rights Agreement) attached. None of SBC Communications Inc., SBC (CT), Inc. or any subsidiary of either shall be deemed to be an Acquiring Person solely by virtue of (i) the announcement of the Merger as such term is defined in the Agreement and Plan of Merger dated as of January 4, 1998 among SBC Communications Inc., SBC (CT), Inc. and the Company (the "Merger Agreement"), (ii) the acquisition of Common Shares of the Company pursuant to the Merger or the Stock Option Agreement (as defined in the Merger Agreement), (iii) the execution of the Merger Agreement or the Stock Option Agreement or (iv) the consummation of the Merger or of the other transactions contemplated in the Merger Agreement or the Stock Option Agreement.

          The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a reference incorporating the Rights Agreement. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or an attached copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the Common Shares being transferred. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Distribution Date shall not be deemed to have occurred solely as the result of (i) the announcement of the Merger, (ii) the

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                                                                          3

acquisition of Common Shares of the Company pursuant to the Merger or the Stock Option Agreement, (iii) the execution of the Merger Agreement or the Stock Option Agreement or (iv) the consummation of the Merger or of the other transactions contemplated in the Merger Agreement or the Stock Option Agreement. The Rights will expire on the earlier of (x) the Close of Business on February 11, 2007 or (y) the Effective Time (as such term is defined in the Merger Agreement) (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

          The Purchase Price payable, and the number of Preference Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preference Shares, (ii) upon the grant to holders of the Preference Shares of certain rights or warrants to subscribe for or purchase Preference Shares at a price, or securities convertible into Preference Shares with a conversion price, less than the then-current market price of the Preference Shares or (iii) upon the distribution to holders of the Preference Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preference Shares) or of subscription rights or warrants (other than those referred to above).

          The number of outstanding Rights and the number of one one-hundredths of a Preference Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

          Preference Shares purchasable upon exercise of the Rights will not be redeemable. Each Preference Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preference Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preference Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preference Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

          Because of the nature of the Preference Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preference Share purchasable upon exercise of each Right should approximate the value of one Common Share.

          In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

          At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one

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                                                                          4

Common Share, or one one-hundredth of a Preference Share (or of a share of a class or series of the Company's preference stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preference Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preference Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preference Shares on the last trading day prior to the date of exercise.

          At any time prior to any person or group of affiliated or associated persons becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.



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                                                                          5

ITEM 2.  EXHIBITS.


     Exhibit No.    Description

     4.1* Rights Agreement dated as of December 11, 1996, between Southern New England Telecommunications Corporation and State Street Bank and Trust Company, as Rights Agent, which includes the Certificate of Designations for the Series A Junior Participating Preference Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preference Shares as Exhibit C.

     4.2            Amendment to Rights Agreement dated as of January 4,
                    1998.

----------------------
* Incorporated by reference to Exhibit 4 to Form 8-K dated December 13, 1996, File No. 1-9157.



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                                                                          6


                                 SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  January 6, 1998    SOUTHERN NEW ENGLAND TELECOMMUNICATIONS
                          CORPORATION
                          (Registrant)



                                  By: /s/ Madelyn M. DeMatteo
                                      -----------------------
                                  Name:  Madelyn M. DeMatteo
                                  Title: Senior Vice President,
                                         General Counsel and Secretary


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                               EXHIBIT INDEX


         Exhibit No.                Description

     4.1* Rights Agreement dated as of December 11, 1996, between Southern New England Telecommunications Corporation and State Street Bank and Trust Company, as Rights Agent, which includes the Certificate of Designations for the Series A Junior Participating Preference Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preference Shares as Exhibit C.

     4.2            Amendment to Rights Agreement dated as of January 4,
                    1998.

----------------------
* Incorporated by reference to Exhibit 4 to Form 8-K dated December 13, 1996, File No. 1-9157.